August 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Becky Chow

Re: Dril-Quip, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2023 Correspondence filed on July 15, 2024
File No. 001-13439

Dear Ms. Chow:

On behalf of Dril-Quip, Inc., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 22, 2024 regarding the Company’s Annual Report on Form 10-K/A (the “Form 10-K/A”) filed with the Commission on July 8, 2024.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.

Form 10-K/A for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.
We have considered your response to prior comment 1, and we believe that given the material impact that the reclassification of the inventory write-downs had on Cost of Sales and Restructuring in the Year Ending December 31, 2021, you should revise your results of operation discussion of 2022 versus 2021 accordingly.

U.S. Securities and Exchange Commission August 1, 2024 Page 2

Response:

We acknowledge the Staff’s comment, and we respectfully advise the Staff that the Company has filed an additional amendment to the Form 10-K to revise our results of operation to include a discussion of 2022 versus 2021.

2.
We appreciate your response to prior comment 2 and understand that as part of your restatement of previously issued financial statements for the year ended December 31, 2021, you reclassified inventory write-downs from "Restructuring and other charges” to "Cost of sales" to comply with ASC 420-10-S99-3. However, we believe that you should not exclude inventory write-downs from your non-GAAP measures for the same reasons articulated in the staff’s position that inventory markdowns should be classified in the income statement as a component of cost of goods sold. Decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business. Please revise to remove this non-GAAP adjustment in future filings.

Response:

We acknowledge the Staff’s comment, and we respectfully advise the Staff that the Company will remove the adjustment for inventory write-downs from our non-GAAP measures in future filings.

Please direct any questions concerning this letter to the undersigned at (346) 718‑6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc: James C. Webster, Vice President, General Counsel and Secretary